EXHIBIT 99.12

Media Release
Rio Tinto donates A$1.5m to WA Department of Fire and Emergency Services to help with Severe Tropical Cyclone Narelle recovery
23 April 2026

PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto will donate A$1.5 million to support communities impacted by Severe Tropical Cyclone Narelle in Western Australia.
The contribution to the Department of Fire and Emergency Services (DFES) will assist with relief and recovery efforts across Western Australian communities impacted by Severe Tropical Cyclone Narelle, while also supporting longer-term preparedness and resilience initiatives.
Severe Tropical Cyclone Narelle travelled along the Pilbara coast and crossed between Coral Bay and Cape Cuvier as a category 3 system on 27 March.
Emergency Services Minister Paul Papalia said: “Western Australia is no stranger to severe weather, and Severe Tropical Cyclone Narelle is a reminder of how important it is that we are prepared and able to respond quickly when communities are impacted.
“This contribution will help strengthen the State’s ability to prepare for future events. I thank Rio Tinto for stepping up and backing Western Australians and our emergency services.”
Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “In the wake of Severe Tropical Cyclone Narelle, our focus is on helping affected communities access support now and strengthening their ability to recover from future events.
“The Department of Fire and Emergency Services and other frontline organisations play a critical role in keeping Western Australians safe, and we are proud to support their work alongside the many volunteers and agencies helping people through this recovery.
“We extend our thoughts to everyone impacted, and we thank the emergency services personnel and community groups who have worked tirelessly to respond. We hope this support helps communities rebuild and move forward.”
The donation will help establish a recovery and resilience fund that will be administered by the DFES. The fund will support clean-up and rebuilding, restoration of essential services, assistance for households and small businesses and initiatives that strengthen preparedness ahead of future cyclones.
The contribution is part of Rio Tinto’s disaster relief program, which provides support to communities where the company operates during times of need and strengthens long-term resilience to future natural disasters.
In addition, Rio Tinto employees can support recovery efforts through the company’s employee giving program, RioGivers, where matched giving helps amplify the impact of individual donations to communities affected by Severe Tropical Cyclone Narelle.
View source version on businesswire.com: https://www.businesswire.com/news/home/20260422651813/en/

Media Release

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